QUEBECOR MEDIA INC.
612 Saint-Jacques Street
Montreal, QC   H3C 4M8
Canada
December 27, 2007
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Quebecor Media inc. Form 20-F for Fiscal Year Ended December 31, 2006, as amended Filed March 30, 2007 File No. 333-13792
Dear Mr. Spirgel,
You will find attached our responses to the comments included in your letter dated December 13, 2007 regarding the Annual Report on Form 20-F filed by Quebecor Media Inc. (the “Company”) for fiscal year ended December 31, 2006, as amended.
At your request, in connection with responding to your comments, the Company acknowledges that:
—	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
As requested, we will file an Amendment # 3 to our Form 20-F/A for the fiscal year ended December 31, 2006 and a Pre-Effective Amendment # 1 to our registration statement on Form F-4 (Registration no. 333-147551) in response to your comments #2, 3, 4, 5, 6, 7 and 10, upon your confirmation to us that our responses are to your satisfaction.
If you have any further comments or would like to discuss any of the responses, please contact us at your convenience.
Sincerely yours,
/s/ Louis Morin
Louis Morin
Vice President and Chief Financial Officer

cc:	Mr. Denis Sabourin — Quebecor Media Inc. Mr. Laurent Giguère — KPMG LLP Mr. Peter Wiazowski — Ogilvy Renault LLP

Quebecor Media Inc.
Form 20-F for Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 333-13792
Response to comments

Amendment #1 to the Form 20F/A for Fiscal Year Ended December 31, 2006
Broadcasting segment, page 81
Comment 1:
Please tell us the nature of the “settlement of certain disputes on favourable terms” and what the related amount is.
Answer:
These settlements on favourable terms relate to various disputes with different parties including, among others, the federal and provincial governments (sales taxes disputes), the Artists’ Union (fee dispute) and the Society of Composers, Authors and Music Publishers of Canada (fee dispute). The favourable impact of all settlements amounted to $2.7 million.
Financial Position, page 90
Comment 2:
Please tell us and disclose, if true, that cash flows from continuing operating activities and available sources of financing will be sufficient to cover your operating, investing and financing needs during the twelve months following your 2006 balance sheet date. In this regard, please address the significance of your ratio of earnings to fixed charges and coverage deficiency as calculated under Canadian GAAP and under US GAAP (as restated).
Answer:
We believe cash flows from continuing operating activities and available sources of financing will be sufficient to cover our operating, investing and financing needs during the twelve months following December 31, 2006 and we will amend our filing accordingly. We will also indicate that our 2006 coverage deficiency is significant due to the non-cash charge related to an impairment of goodwill and intangible assets in the amount of $180.0 million and to our loss on debt refinancing in the amount of $342.6 million pursuant to Canadian GAAP ($275.7 million pursuant to U.S. GAAP).
The following additional disclosure will be included in our Amendment #3 to our Form 20-F/A for the fiscal year ended December 31, 2006 and in our Amendment #1 to our registration statement on Form F-4 (Registration no. 333-147551), in a new footnote to the ratio of earnings to fixed charges in the selected financial data:
“Our 2006 coverage deficiency is significant due to the non-cash charge related to an impairment of goodwill and intangible assets in the amount of $180.0 million and to our loss on debt refinancing in the amount of $342.6 million pursuant to Canadian GAAP ($275.7 million pursuant to U.S. GAAP). We believe cash flows from continuing operating activities and available sources of financing will be sufficient to cover our operating, investing and financing needs during the twelve months following December 31, 2006.”
In addition, we will modify our statement in the section “Financial Position” on page 90 in our Amendment #3 to our Form 20-F/A for the fiscal year ended December 31, 2006 and on page 85 in our Amendment #1 to our registration statement on Form F-4 (Registration no. 333-147551) as follows (changes underlined):
“Management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payment, debt repayment, pension plan contributions and dividends (or distributions) during the twelve months following December 31, 2006.”

Quebecor Media Inc.
Form 20-F for Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 333-13792
Response to comments

Amendment #2 to the Form 20F/A for Fiscal Year Ended December 31, 2006
Selected Financial Data, pages 2-5
Comment 3:
Please see the line item, “Ratio of earnings to fixed charges.” Present the amount of the coverage deficiency in the appropriate column and revise the title of the line item accordingly.
Answer:
We will amend our presentation in our Amendment #3 to our Form 20-F/A for the fiscal year ended December 31, 2006 and in our Amendment #1 to our registration statement on Form F-4 (Registration no. 333-147551), to present the amount of coverage deficiency in the appropriate column and to change the title of the line item accordingly.
Comment 4:
Please present US GAAP selected financial data for the five most recent fiscal years under Item 3.A of the Form 20-F or tell us why such data are not required.
Answer:
We will amend our presentation in our Amendment #3 to our Form 20-F/A for the fiscal year ended December 31, 2006 and in our Amendment #1 to our registration statement on Form F-4 (Registration no. 333-147551), to present the U.S. GAAP selected financial data for the five most recent years.

Quebecor Media Inc.
Form 20-F for Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 333-13792
Response to comments

1(e) Revenue Recognition
Cable segment, page F-12
Comment 5:
We note that “it is a common industry practice to sell equipment at less than cost, often as part of promotions aimed at increasing customer recruitment and generating recurring revenues over an extended period.” Also, we note that promotion offers are accounted for as reduction in the related service revenue when customers take advantage of the offer. Please tell us the nature of the promotions. Citing your basis in the accounting literature under US GAAP, tell us why it is appropriate to account for promotion offers as a reduction in the related service revenue in arrangements with multiple deliverables.
Answer:
The nature of our Cable segment promotions are as follows:
•	Sales of equipment to resellers or directly to customer
•	Promotional rebates to resellers
•	Promotional rebates offered for a limited period of time, in conjunction with service agreements with customers
•	Sales of services
•	Multiple services (cable television, Internet, IP telephony or wireless telephone) rebates
•	Rebates on specific services, conditional upon a commitment from customers
Our equipment sales consist of sales of digital terminals or wireless phones. Equipment sales are done on a stand-alone basis to resellers or as part of multiple deliverable arrangements with cable television, Internet, IP telephony or wireless telephone services to individual customers. Rebates on equipment sold on a stand-alone basis are recorded as a reduction of the equipment revenues. Rebates on equipment sold under multiple deliverables arrangements are also recorded as a reduction of the equipment revenues because the customer has no obligation to us if our services included in the arrangement are not provided. The consideration allocable to the equipment deliverable in such cases is limited to the net selling price (the noncontingent amount) of the equipment based on paragraph 14 of EITF 00-21, Revenue Arrangements with Multiple Deliverables, which states the following:
The amount allocable to a delivered item(s) is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the noncontingent amount). That is, the amount allocable to the delivered item(s) is the lesser of the amount otherwise allocable in accordance with paragraphs 12 and 13, above, or the noncontingent amount.
Promotions on our cable television, Internet, IP telephony or wireless telephone services are recorded as a reduction of the related services revenues.
Finally and for the sake of clarity, we will enhance the disclosure of our accounting policy in our Amendment #3 to our Form 20-F/A for the fiscal year ended December 31, 2006 and in our Amendment #1 to our registration statement on Form F-4 (Registration no. 333-147551), as follows (changes underlined):
“Promotion offers related to services are accounted for as a reduction in the related service revenue when customers take advantage of the offer. Promotion offers related to equipment are accounted for as a reduction in the related equipment sales when the equipment is delivered.”

Quebecor Media Inc.
Form 20-F for Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 333-13792
Response to comments

Comment 6:
Please tell us and disclose your revenue recognition policy for activation fees.
Answer:
Wireless phones sold to our customers can only be functional if a subscriber identity module (SIM) card is activated. This SIM card could be sold separately to the customer and inserted in a wireless phone already owned by the customer. As such, activation fees, which amounted to $0.3 million for the year ended December 31, 2006 (nil in 2005), are recognized in income when the SIM card is activated.
We will enhance the disclosure of our accounting policy in our Amendment #3 to our Form 20-F/A for the fiscal year ended December 31, 2006 and in our Amendment #1 to our registration statement on Form F-4 (Registration no. 333-147551), as follows (changes underlined):
“Revenue from equipment sales to subscribers and their costs are recognized in income when the equipment is delivered and in the case of wireless phones, revenue from equipment sales and activation fees are recognized when the phone is delivered and activated.”
Significant Differences between GAAP in Canada and in the United States
Restatement of US GAAP Reconciliation Note, page F-54
Comment 7:
As disclosed, the adjustment to the carrying value of the debt attributable to the hedged risks was calculated and recorded incorrectly in previously presented financial information. It is unclear from your disclosure how the fair value adjustment and/or ineffective portion of derivative instruments was calculated previously and how it is was recalculated in connection with the restatement of the US GAAP reconciliation. Specifically, we note that the restatement resulted in an additional $10.5 million and $18.5 million reduction in net income in 2006 and 2005, respectively. Please advise us and expand your disclosures.
Answer:
We use derivative instruments to hedge our fair value and foreign currency exposure on certain debt. Accordingly, at the end of each period, the derivative hedging instrument is fair valued and the carrying value of the hedged debt is adjusted for changes in its fair value related to the risks being hedged (i.e., interest rate and foreign currency). Such changes in fair values of the hedging instrument and hedged item during the period are accounted for in the consolidated income statement using hedge accounting.
The fair value adjustment to the carrying value of debt was previously calculated by comparing the fair value of the hedged debt at the end of a period to its fair value at the issuance date, excluding any impact of principal repayments since the debt issuance date. The fair value of the debt was previously determined by discounting future cash flows using the risk-free interest rate (swap rates excluding our credit risk premium) as at the date of valuation. Using this method, the fair value of the debt at inception was higher than its initial carrying value on the issuance date due to the fact that the discount rate used to fair value the debt is lower than our cost of borrowing. Using this present value as the starting point to calculate the change to the fair value related to the risk being hedged resulted in the reversal of the initial difference as time advanced. In 2007, we determined that we should exclude the impact of this reversal in the recognition of the fair value adjustment to the carrying value of debt, in order to reflect only the impact of the risk being hedged. The impact of this reversal amounted to $10.5 million and $18.5 million in 2006 and 2005, respectively.

Quebecor Media Inc.
Form 20-F for Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 333-13792
Response to comments

Answer (continued):
We will expand our disclosure in our amendment #3 to our Form 20-F/A for the fiscal year ended December 31, 2006 and in our Amendment #1 to our registration statement on Form F-4 (Registration no. 333-147551), by adding the following explanation in our disclosure on the restatement:
”The fair value adjustment to the carrying value of debt was previously calculated by comparing the fair value of the hedged debt at the end of a period to its fair value at the issuance date, excluding any impact of principal repayments since the debt issuance date. The fair value of the debt was previously determined by discounting future cash flows using the risk-free interest rate (swap rates excluding our credit risk premium) as at the date of valuation. Using this method, the fair value of the debt at inception was higher than its initial carrying value on the issuance date due to the fact that the discount rate used to fair value the debt is lower than our cost of borrowing. Using this present value as the starting point to calculate the change to the fair value related to the risk being hedged resulted in the reversal of the initial difference as time advanced. In 2007, the Company determined that we should exclude the impact of this reversal in the recognition of the fair value adjustment to the carrying value of debt, in order to reflect only the impact of the risk being hedged.”
(a) Consolidated Statements of Income, page F-55 and (b) Comprehensive (loss) income, page F-56
Comment 8:
Please tell us the nature of the fair value and cash flows hedges that caused a pre-tax adjustment of $71.6 million to net income and $132 million adjustment to comprehensive income, respectively in 2006. We note that these adjustments were significantly higher than previous periods.
Answer:
The pre-tax adjustments to net income and to comprehensive income were mainly caused by the settlement in January 2006 of our cross-currency interest rate swaps (“derivatives”) designated as cash flow hedges under U.S. and Canadian GAAP and used to hedge the foreign currency on our Senior Notes and Senior Discount Notes (“Notes”) repurchased at the same time. A pre-tax adjustment of $73.0 million to net income was required to reverse the loss on settlement of these derivatives that was recorded under Canadian GAAP and that had already been recorded in net income under U.S. GAAP before October 2003 due to the adoption of hedge accounting as of September 30, 2003 under U.S. GAAP. Therefore, before the adoption of hedge accounting, these derivatives were reported on a marked-to-market basis and any change in their fair value was recorded to the consolidated statement of income under U.S. GAAP while no adjustment was required under Canadian GAAP. As well, the pre-tax adjustment to comprehensive income was significantly higher than previous periods due to the reclassification to income of accumulated losses on the settled derivatives in the amount of $156.1 million. These losses were recorded in accumulated other comprehensive loss beginning October 1st 2003 under U.S. GAAP.

Quebecor Media Inc.
Form 20-F for Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 333-13792
Response to comments

Comment 9:
On page F-55, you reported an adjustment for stock-based compensation in the amount of $(4.8) million. Please tell us and disclose your assumptions and methodology for determining stock-compensation cost under US GAAP.
Answer:
The fair value of stock options awarded from our stock option plan was estimated using the Black-Scholes option pricing model. As of December 31, 2006, the following weighted average assumptions were used to estimate the fair value of all outstanding stock options of our stock option plan:

Risk-free interest rate	4.00%
Dividend yield	0.95%
Expected volatility	31.4%
Expected life	3.1	years

Since the Company’s common shares are not publicly traded on an exchange trading market, expected volatility is based on the implicit volatility of our parent company’s stock, which is publicly traded on an exchange trading market. Accordingly, the historical volatility of the parent company’s stock is modified to exclude the effect of factors unrelated to the Company such as the implicit fair value of Quebecor World Inc., a company under common control publicly traded on an exchange trading market, included in the stock price of the parent company. The expected life of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for expected life of the option is based on the Banker’s acceptances yield curve in effect at the time of the valuation. Dividend yield is based on the average yield.
Pursuant to Item 17 of Form 20-F, we believe we are required to disclose only the impact on net income, in the reconciliation note to U.S. GAAP, of FASB No. 123R, Share-Based Payment.

Quebecor Media Inc.
Form 20-F for Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 333-13792
Response to comments

(c) Consolidated balance sheets, page F-58
Comment 10:
Please tell us and clarify your disclosure herein your basis for designating certain cross-currency interest rate swaps as either fair value or cash flow hedges.
Answer:
We use cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on certain foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. Our cross-currency interest rate swaps that set in fixed Canadian dollars all future interest and principal payments on U.S. denominated debt are designated as cash flow hedges. Our cross-currency interest rate swaps that set in Canadian dollars all future interest and principal payments on U.S. denominated debt in addition to converting the interest rate from a fixed rate to a floating rate or to converting a floating rate index to another floating rate index, are designated as fair value hedges.
We will clarify our basis for designating certain cross-currency interest rate swaps as either fair value or cash flow hedges by disclosing the following in our amendment #3 to our Form 20-F/A for the fiscal year ended December 31, 2006 and in our Amendment #1 to our registration statement on Form F-4 (Registration no. 333-147551):
“The Company uses cross-currency interest rate swaps to hedge (i) the foreign currency rate exposure on interest and principal payments on certain foreign currency denominated debt and/or (ii) the fair value exposure on certain debt resulting from changes in interest rates. The Company’s cross-currency interest rate swaps that set in fixed Canadian dollars all future interest and principal payments on U.S. denominated debt are designated as cash flow hedges. The Company’s cross-currency interest rate swaps that set in Canadian dollars all future interest and principal payments on U.S. denominated debt in addition to converting the interest rate from a fixed rate to a floating rate or to converting a floating rate index to another floating rate index, are designated as fair value hedges.”